Exhibit 99.3

OPERA LIMITED

FORM OF PROXY CARD OF HOLDERS OF ORDINARY SHARES

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Opera Limited (the “Company”) hereby appoints, Lin Song, CEO, Aaron McParlan, General Counsel, and Anna Olszewska, Senior Legal Counsel, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company (being _________ Ordinary Shares of the Company as of the Record Date) which the undersigned is entitled to vote at the 2025 Annual General Meeting of Shareholders (the “AGM”) to be held at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland), on December 9, 2025 at 10:00 a.m. Central European Time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of AGM of Shareholders and Proxy Statement relating to the said AGM.

The undersigned acknowledges receipt of the Notice of the AGM of Shareholders and Proxy Statement of the Company relating to the AGM.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AGM OF SHAREHOLDERS OF OPERA LIMITED

December 9, 2025

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Proposal of Amendment to the Plan: Effective from December 10, 2025 (the “Effective Date”), an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan was adopted on January 10, 2019 (the “Plan”) by: (a) the addition of two (2) million American depositary shares (“ADSs”); and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board of Directors prior to the first day of any calendar year. The purpose of the Amendment is to attract, motivate, retain and reward talent, provide continued additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution as may properly come before the AGM or any adjournment or postponement thereof.

___________________ NAME	___________________ SIGNATURE	___________________, 2025 DATE

___________________ NAME	___________________ SIGNATURE	___________________, 2025 DATE

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope or to us at: Opera Limited, c/o Opera Norway AS, Attn: General Counsel, Vitaminveien 4, 0485 Oslo, Norway. Completion and delivery of this form of proxy will not preclude you from attending and voting at the AGM if you so wish and in such event, this form of proxy shall be deemed to be revoked.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign a full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership’s name by an authorized person.